FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* LINK RAYMOND A	2. Issuer Name and Ticker or Trading Symbol TRIQUINT SEMICONDUCTOR, INC. TQNT

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

VICE PRESIDENT FINANCE AND ADMINISTRATION, CHIEF FINANCIAL OFFICER AND SECRETARY

(Last) (First) (Middle) 2300 NE BROOKWOOD PKWY	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/29/2003
(Street) HILLSBORO, OR 97124		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								36,831	D
Common Stock								45,572.61	I	ESOP
Common Stock								3,798	I	IRA
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$3.5300	04/29/2003		A		26,250		6/1/2006(1)	4/29/13	Common Stock	26,250		26,250	D
Non Qualified Stock Option (right to buy)	$3.5300	04/29/2003		A		43,750		12/1/2005(2)	4/29/13	Common Stock	43,750		43,750	D

Explanation of Responses:

(1) Option vests in equal monthly installments commencing 1/1/2006 and ending 6/1/2006.
(2) Option vests 17,500 shares in equal monthly installments commencing 7/1/2004 and ending 6/1/2005; and vests 26,250 shares in equal monthly installments commencing 7/1/2005 and ending 12/1/2005.

By: /s/ Stephanie J. Welty, Attorney in Fact **Signature of Reporting Person	4/30/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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Limited Power of Attorney - Securities Law Compliance

The undersigned, as an Officer or Director of TriQuint Semiconductor, Inc. (the "Corporation"), hereby constitutes and appoints Raymond A. Link and Stephanie J. Welty, and each of them the undersigned's true and lawful attorney-in-fact and agent to complete and execute such Forms 144, Form 3, 4, and 5, and other forms as such attorney shall in his or her discretion determine to be required and advisable pursuant to Rule 144 promulgated under the Securities Act of 1933 (as amended), Section 16 of the Securities and Exchange Act of 1934 (as amended), and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition, or disposition of securities of the Corporation, and to do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Corporation, and such other person or agency as the attorney shall deem appropriate.  The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.

This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Corporation unless earlier revoked by the undersigned in a writing delivered to the foregoing attorney-in-fact.

This Limited Power of Attorney is executed as of the date set forth below.

Printed Name: Raymond A. Link

Signature:      /s/ Raymond A. Link

Date:  September 26, 2001